Exhibit 99.1

Sierra Metals Announces Follow Up Shareholder Conference Call to Be Held on Wednesday November 16th, 2022

TORONTO--(BUSINESS WIRE)--November 15, 2022--Sierra Metals Inc. (TSX: SMT) (BVL or Bolsa de Valores de Lima: SMT) (“Sierra Metals” or the “Company”) will host a conference call on Wednesday November 16th, 2022, at 8:00am EST to provide attendees the opportunity to ask questions with respect to the Company’s financial results for Q3 2022. The Company held its Q3 2022 earnings call earlier today, but due to technical issues attendees were not able to ask questions. Details of the November 16th, 2022 conference call are as follows:

Via phone:

To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

Canada dial-in number (Toll Free): 1 833 950 0062
Canada dial-in number (Local): 1 226 828 7575
US dial-in number (Toll Free): 1 844 200 6205
US dial-in number (Local): 1 646 904 5544
All other locations: +1 929 526 1599

Access code: 272699

Press *1 to ask a question, *2 to withdraw your question, or *0 for operator assistance

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. The Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains forward-looking information within the meaning of Canadian and United States securities legislation, including with respect to timing of the conference call. Forward-looking information relates to future events or the anticipated performance of Sierra and reflect management's expectations or beliefs regarding such future events and anticipated performance based on an assumed set of economic conditions and courses of action. In certain cases, statements that contain forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur" or "be achieved" or the negative of these words or comparable terminology. By its very nature forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual performance of Sierra to be materially different from any anticipated performance expressed or implied by such forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777